Exhibit 99.1

Obsidian Energy Receives Continued Listing Standard Notification from the New York Stock Exchange

CALGARY, Oct. 1, 2019 /CNW/ – OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE.BC) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) received notification on October 1, 2019, from the New York Stock Exchange (the “NYSE”) that the Company is no longer in compliance with one of the NYSE’s continued listing standards because the average closing price of Obsidian Energy’s common shares was less than US$1.00 per share over a consecutive 30 trading day period. As of September 27, 2019, the average closing price of Obsidian Energy’s common shares over the preceding consecutive 30 trading day period was US$0.99 per share. The issuance of the notification is not discretionary and is sent automatically when a listed company’s share price falls below the NYSE’s minimum price listing standard.

Under the NYSE’s rules, Obsidian Energy can avoid delisting if, within six months from the date of the NYSE notification, its common shares have a closing price on the last trading day of any calendar month and a concurrent 30 trading day average closing price of at least US$1.00 per share. If at the expiration of the applicable cure period Obsidian Energy has not regained compliance, the NYSE will commence suspension and delisting procedures.

As announced on September 10, 2019, the Board of Directors has initiated a formal process to explore strategic alternatives intended to evaluate the Company’s strategic options and alternatives to maximize shareholder value. Obsidian Energy believes that this process is in the best interest of shareholders and may result in an increase of the share price over time and thereby bringing Obsidian Energy into compliance with the Minimum Share Price Listing Standard.

Obsidian Energy will continue trading on the NYSE until the end of the compliance cure period, which is expected to be approximately April 1, 2020. If at that time, the Company regains compliance through an increase in its share price, then Company’s shares will remain listed on the NYSE. If the Company’s share price does not increase sufficiently to meet the continued standards requirements, the Company will not take further steps to regain compliance and expects the NYSE will commence with de-listing procedures

Non-compliance with the NYSE’s price listing standard does not affect Obsidian Energy’s business operations or its reporting requirements to the U.S. Securities and Exchange Commission (the “SEC”), nor does it affect the continued listing and trading of Obsidian Energy’s common shares on the Toronto Stock Exchange (the “TSX”). Obsidian Energy intends to notify the NYSE within 10 business days from the date of the notification that it intends to cure this price deficiency and return to compliance with the NYSE’s price listing standard prior to the expiration of the applicable cure period.

Obsidian Energy’s common shares will continue to be listed and traded on the NYSE during the applicable cure period, subject to compliance with the NYSE’s other continued listing standards, under the symbol “OBE”, but the NYSE will assign a “.BC” indicator to the symbol to denote that Obsidian Energy is below the NYSE’s price listing standard. This indicator will be removed at such time as Obsidian Energy is deemed compliant with the NYSE’s price listing standard.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, has initiated a formal process to explore strategic alternatives intended to evaluate the Company’s strategic options and alternatives to maximize shareholder value; Obsidian Energy believes that this process is in the best interest of shareholders and may result in an increase of the share price over time and thereby bring Obsidian Energy into compliance with the Minimum Share Price Listing Standard; that non-compliance with the NYSE’s price listing standard does not affect Obsidian Energy’s business operations or its reporting requirements to the SEC; Obsidian Energy’s ability to regain compliance with the NYSE’s price listing standard within the applicable cure period; that if at the expiration of the applicable cure period Obsidian Energy has not regained compliance, the NYSE will commence suspension and delisting procedures; Obsidian Energy’s intention to notify the NYSE within 10 business days that it intends to cure this price deficiency and return to compliance with the NYSE’s price listing standard prior to the expiration of the applicable cure period; and the continued listing and trading of Obsidian Energy’s common shares on the TSX and trading on the NYSE until the end of the compliance cure period, at a minimum; if the Company’s share price does regained pricing compliance by the end of the period, that it will not take further steps to regain compliance and expects the NYSE will commence with de-listing procedures.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things, our ability to initiate a formal process to explore strategic alternatives to potentially find a transaction on acceptable terms. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are unable to identify an acceptable strategic alternative process and/or that we are unable to enter into an agreement in connection with that process on acceptable terms or at all and/or that we are unable to satisfy the conditions precedent set out in any such agreement and are therefore unable to close thereunder, and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

OBSIDIAN ENERGY: Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com